

March 19, 2015

<u>Via Email</u>
Donavon P. Ternes
President, Chief Operating Officer
and Chief Financial Officer
Provident Financial Holdings, Inc.
3756 Central Avenue
Riverside, California 92506

   Re: Provident Financial Holdings, Inc.
      Form 10-K for Fiscal Year Ended June 30, 2014
      Filed September 15, 2014
      File No. 000-28304

Dear Mr. Ternes:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ John P. Nolan

         John P. Nolan
         Senior Assistant Chief Accountant